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                                                               Exhibit (a)(1)(J)


[WHITE MOUTAINS INSURANCE GROUP LOGO]


                                                                 August 21, 2000

Dear Fellow Shareholder:

White Mountains is offering to purchase up to 1,500,000 common shares from its shareholders at a cash price of $165.00 per share. Thanks to Bob Cochran and his fine staff at FSA, we have recently received $620 million from Dexia in connection with Dexia's acquisition of FSA. We received a fair price for our FSA holdings but, frankly, I am not sure that the sale added to our intrinsic value. Over the past several months, we have explored many opportunities to redeploy the proceeds but none have yet proved compelling. We will continue to search within our small circle of competence. I am confident that, in due time, we will find some nice business opportunities - we have a strong future.

Nevertheless, our conclusion, based on today's facts, is to make this sizable tender offer, which would utilize about one-third of our excess capital while providing our patient shareholders with an important liquidity event. As a large owner myself, I welcome this opportunity and, subject to certain tax issues as further described in the Offer to Purchase, I intend to tender approximately 250,000 shares.

Please note that on August 11, 2000, the Board declared a quarterly cash dividend of $.40 per share, payable September 27, 2000, to shareholders of record as of September 18, 2000. SHAREHOLDERS TENDERING SHARES PURSUANT TO THE OFFER WILL BE ENTITLED TO RECEIVE THIS DIVIDEND. At the same meeting, the Board adopted a new dividend policy which is to become effective after the September 27, 2000 dividend payment. The new dividend policy calls for future dividends to be reduced to $1.00 per share, payable annually in the first quarter of each year.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions for tendering shares are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

Any questions you have about the offer should be directed to Equiserve Trust Company, the Information Agent, at 1-888- 756-1854.


                                                      Respectfully submitted,


                                                      JOHN J. BYRNE
                                                      Chairman